Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256733

Supplement No. 1, dated July 25, 2023

To Prospectus Supplement, dated April 25, 2023

(To Prospectus dated June 3, 2021)

$1,000,000,000

Common Stock

This supplement (this “Supplement”) contains information that amends, supplements and modifies certain information contained in the base prospectus, dated June 3, 2021 (the “Base Prospectus”), as supplemented by the prospectus supplement, dated April 25, 2023 (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”), relating to the issuance and sale by the Company from time to time of shares of the Company’s common stock, $0.001 par value per share, having an aggregate offering price of up to $1,000,000,000. This Supplement should be read in conjunction with the Prospectus. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus Supplement.

This Supplement is being filed to reflect the entry into new equity distribution agreements with Jefferies LLC (“Jefferies”) and Mizuho Securities USA LLC (“Mizuho”) and to reflect the termination of the equity distribution agreement with SMBC Nikko Securities America, Inc. (“SMBC”), pursuant to which the offering is being conducted.

Accordingly, each reference in the Prospectus Supplement to the term (i) “sales agents” is hereby amended to include Jeffries and Mizuho and remove SMBC and (ii) “prospectus supplement” is hereby amended to mean the Prospectus Supplement as amended by this Supplement.

In addition, the list of sales agents on the front cover of the Prospectus Supplement is hereby amended and restated as follows:

Truist Securities	Jefferies LLC	Mizuho	Regions Securities LLC

In addition, the list of sales agents on the back cover of the Prospectus Supplement is hereby amended and restated as follows:

Truist Securities

Jefferies LLC

Mizuho

Regions Securities LLC

In addition, the Recent Developments section of the Prospectus Supplement is hereby amended to include the following:

RECENT DEVELOPMENTS

In July 2023, we entered into separate equity distribution agreements, with each of Jefferies LLC (“Jefferies”) and Mizuho Securities USA LLC (“Mizuho” and, together with Jefferies, Regions and Truist, the “Sales Agents”). The existing equity distribution agreements with each of Regions and Truist and the separate equity distribution agreements with Jeffries and Mizuho (together, the “Equity Distribution Agreements”) provide that we may, from time to time, issue and sell shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $1 billion, through the Sales Agents or to them as principal for their own respective accounts. As of the date of this Supplement, approximately $771 million of common stock remain available for issuance under the Equity Distribution Agreements.

In addition, the Plan of Distribution section of the Prospectus Supplement is hereby amended and restated as follows:

PLAN OF DISTRIBUTION

We have entered into separate equity distribution agreements with each of Truist Securities, Inc., Jefferies LLC, Mizuho Securities USA LLC and Regions Securities LLC, under which each will act as our sales agent (each, a “sales agent” and, collectively, the “sales agents”) in connection with the offer and sale of shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Upon written instructions from us, a sales agent will use its commercially reasonable efforts consistent with its sales and trading practices to sell, as our sales agent, shares of our common stock under the terms and subject to the conditions set forth in the respective equity distribution agreement. We will instruct each sales agent as to the amount of our common stock to be sold by it. We may instruct a sales agent not to sell shares of our common stock if the sales cannot be effected at or above the price designated by us in any instruction. The sales price per share of our common stock offered by this prospectus supplement and the accompanying prospectus, less the sales agent’s commission, discount or other compensation for such sales payable under the equity distribution agreements, will not be less than the net asset value per share of our common stock at the time of such sale, unless we have received requisite approval from our board of directors or a committee thereof, in accordance with the equity distribution agreements. We or the sales agent may suspend the offering of shares of our common stock upon proper notice and subject to other conditions. We cannot predict the number of such shares that we may sell hereby or if any such shares will be sold.

Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Global Select Market or a similar securities exchange or sales made to or through a market maker other than on an exchange at prices related to the prevailing market prices or at negotiated prices.

The sales agent will provide written confirmation of a sale to us following the close of trading on The Nasdaq Global Select Market each trading day on which shares of our common stock are sold under the applicable equity distribution agreement. Each confirmation will include the number of shares of our common stock sold, the net proceeds to us and the compensation payable by us to the sales agent in connection with the sales.

Under the terms of the equity distribution agreements, each of the sales agents will be entitled to compensation equal to up to 1.5% of the gross sales price of the shares of our common stock sold through it as sales agents. We have agreed to pay or reimburse certain of the expenses of the sales agents. We estimate that the total expenses for the offering, excluding compensation payable to the sales agents under the terms of each equity distribution agreement, will be approximately $1.3 million.

Settlement for sales of shares of our common stock will occur on the second trading day following the date on which such sales are made, or on some other date that is agreed upon by us and the sales agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the equity distribution agreements, we also may sell shares of our common stock to the sales agents as principal for their own accounts at a price agreed upon at the time of sale. The sales agents may offer the common stock sold to them as principal from time to time through public or private transactions at market prices prevailing at the time of sale, at fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. If we sell shares to a sales agent as principal, we will enter into a separate terms agreement with the applicable sales agent, setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement to the extent required by law.

We will report in a prospectus supplement and/or our filings under the Exchange Act, at least quarterly, the number of shares of our common stock sold through the sales agents under the equity distribution agreements and the net proceeds to us.

In connection with the sale of shares of our common stock on our behalf, the sales agents may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the sales agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents with respect to certain civil liabilities, including liabilities under the Securities Act.

If we have reason to believe that shares of our common stock are no longer an “actively-traded security” as defined under Rule 101(c)(l) of Regulation M under the Exchange we will promptly notify the sales agents and sales of shares of our common stock pursuant to the equity distribution agreements will be suspended until in our collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of shares of our common stock pursuant to the equity distribution agreements will terminate upon the earlier of (i) the sale of all of the shares of our common stock subject to the equity distribution agreements or (ii) the termination of the equity distribution agreements as permitted therein.

Conflicts of Interest

The sales agents and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The sales agents and their respective affiliates have provided in the past and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to Ares and its affiliates and managed funds and Ares Capital or our portfolio companies for which they have received or will be entitled to receive separate fees. In particular, the sales agents or their affiliates may execute transactions with Ares Capital or on behalf of Ares Capital, Ares or any of our or their portfolio companies, affiliates and/or managed funds. In addition, the sales agents or their affiliates may act as arrangers, underwriters or placement agents for companies whose securities are sold to or whose loans are syndicated to Ares, Ares Capital or Ares Capital Management and their affiliates and managed funds.

Affiliates of certain of the sales agents may be limited partners of private investment funds affiliated with our investment adviser, Ares Capital Management.

The sales agents or their affiliates may also trade in our securities, securities of our portfolio companies or other financial instruments related thereto for their own accounts or for the account of others and may extend loans or financing directly or through derivative transactions to Ares, Ares Capital, Ares Capital Management or any of our portfolio companies.

We may purchase securities of third parties from the sales agents or their affiliates. However, we have not entered into any agreement or arrangement regarding the acquisition of any such securities, and we may not purchase any such securities. We would only purchase any such securities if — among other things — we identified securities that satisfied our investment needs and completed our due diligence review of such securities.

After the date of this prospectus supplement, the sales agents and their affiliates may from time to time obtain information regarding specific portfolio companies or us that may not be available to the general public. Any such information is obtained by the sales agents and their affiliates in the ordinary course of their business and not in connection with this offering. In addition, the sales agents or their affiliates may develop analyses or opinions related to Ares, Ares Capital or our portfolio companies and buy or sell interests in one or more of our portfolio companies on behalf of their proprietary or client accounts and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions or purchase and sale activities regarding any portfolio company or regarding Ares Capital to our stockholders or any other persons.

In the ordinary course of their business activities, the sales agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The sales agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of the sales agents serve as agents and/or lenders under our credit facilities or other debt instruments (including the Revolving Credit Facility and the SMBC Funding Facility) and may also be lenders to private investment funds managed by IHAM. Truist Bank, an affiliate of Truist Securities, Inc., is a syndication agent with respect to our Revolving Credit Facility. Truist Securities, Inc. is a joint bookrunner and joint lead arranger for our Revolving Credit Facility. Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA LLC, is a lender with respect to our Revolving Credit Facility. Certain of the sales agents and their affiliates were underwriters in connection with certain of our common stock offerings, debt offerings and convertible notes offerings, for which they received customary fees.

Proceeds of the sale of shares of our common stock pursuant to this offering may be used to repay or repurchase outstanding indebtedness under the Revolving Credit Facility, the Revolving Funding Facility, the SMBC Funding Facility and/or the BNP Funding Facility. Affiliates of the sales agents are lenders under the Revolving Credit Facility and/or the SMBC Funding Facility. Accordingly, affiliates of certain of the sales agents may receive more than 5% of the proceeds of this offering to the extent such proceeds are used to repay or repurchase outstanding indebtedness under the Revolving Credit Facility and/or the SMBC Funding Facility.

The principal business address of Truist Securities, Inc. is 3333 Peachtree Road NE, Atlanta, Georgia 30326. The principal business address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022. The principal business address of Mizuho Securities USA LLC is 1271 Avenue of the Americas, New York, New York 10020. The principal business address of Regions Securities LLC is 615 S. College Street, Suite 600, Charlotte, North Carolina 28202.